                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE TO
                                  (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No. 3-Final Amendment)

                                  ------------

                                BWAY CORPORATION
                       (Name of Subject Company (Issuer))

                                  ------------

                                BWAY CORPORATION
                       (Name of Filing Person (Offeror))

                                  ------------

                        Options under Bway Corporation's
                         1995 Long-Term Incentive Plan
              to Purchase Common Stock, Par Value $.01 Per Share,
                         Held by Certain Option Holders
                         (Title of Class of Securities)

                                  ------------

                                   056039100
                (CUSIP Number of Underlying Class of Securities)

                                  ------------

                                                         copies to:
           Kevin C. Kern                          Jeffrey L. Schulte, Esq.
 Vice President, Administration and                 Heath D. Linsky, Esq.
      Chief Financial Officer                 Morris, Manning & Martin, L.L.P.
          Bway Corporation                      1600 Atlanta Financial Center
   8607 Roberts Drive, Suite 250                  3343 Peachtree Road, N.E.
      Atlanta, Georgia  30350                      Atlanta, Georgia 30326
          (770) 645-4800                               (404) 233-7000

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
     Transaction Valuation*                           Amount of Filing Fee

  ----------------------------                   -----------------------------
          $16,721,930                                        $3,345

--------------------------------------------------------------------------------
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,235,915 shares of common stock of Bway Corporation having a weighted average exercise price of $13.53 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
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[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount previously paid:              $3,345
      Form or Registration No.:            Schedule TO
      Filing party:                        Bway Corporation
      Date filed:                          June 11, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
________________________________________________________________________________


                             INTRODUCTORY STATEMENT

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed with the Securities and Exchange Commission on June 11, 2001, to report the results of our offer to exchange certain options to purchase shares of our common stock, no par value per share, for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated June 11, 2000, as amended and restated (the "Offer to Exchange") and the related Letter of Transmittal, as amended and restated.

ITEM 4

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     The Offer expired at 12:00 midnight, Eastern time, on July 26, 2001. Pursuant to the Offer, we accepted for exchange 1,198,622 options to purchase our common stock, representing 99.3% of the options that were eligible to be tendered in the offer. Subject to the terms and conditions of the Offer, we will grant options to purchase an aggregate of 1,198,622 shares of our common stock in exchange for such tendered options. We will promptly send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(1)(E) as previously filed, indicating the number of shares subject to such holder's options that have been accepted for exchange, the corresponding number of shares of common stock that will be subject to the options that will be granted to such holders and the expected grant date of the new options.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule TO is true, complete and correct.

                                         BWAY CORPORATION


                                         /s/ Kevin C. Kern
                                         -----------------
                                         Kevin C. Kern
                                         Vice President, Administration and
                                         Chief Financial Officer


Date:  July 31, 2001